Coates International Ltd.
Highway 34 & Ridgewood Road
Wall Township, New Jersey 07719

July 22, 2011

Amanda Ravitz, Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E
Washington, D.C. 20549

Re:	Coates International, Ltd.
Registration Statement on Form S-1
Filed on June 24, 2011
File No. 333-175132

Dear Ms. Ravitz:

We are in receipt of your comment letter dated July 15, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

1.
Given the nature and size of the transaction being registered relative to the number of outstanding shares held by non-affiliates, please tell us your basis for determining that this transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Answer:
We have revised the total number of shares of the Company’s common stock to be registered pursuant to the Registration Statement on Form S-1 to 17,500,000 shares.  Based on this revision, the 17,500,000 shares being registered equals 32.15% of the number of outstanding shares held by non-affiliates. As such, based on this revision, we believe that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Business Overview, page 1

2.	Please prominently highlight in your prospectus summary your net loss for the fiscal year ended December 31, 2010 and the fiscal quarter ended March 31, 2011.

Answer:
We have revised our disclosure in the Business Overview section of the prospectus summary filed with the Registration Statement to prominently highlight the fact that the Company has operated at a net loss for the fiscal year ended December 31, 2010 and the fiscal quarter ended March 31, 2011.

Risk Factors Related to Our Business, page 2

Going Concern, page 2

3.
We note your disclosure here and elsewhere in your document that your mortgage loan matures in June 2011 and that you are in the process of renegotiating the terms of an extension of the mortgage loan with your current lender. Please revise to update your disclosure regarding the status of your loan.

Answer:
We have revised our disclosure throughout the Registration Statement to provide the following update on the status of the mortgage loan. We have been advised by the existing lender that it is in the process of renewing the mortgage for one year at the same 7.5% annual rate of interest. We are required to pay monthly principal of $5,000 and a one time loan fee of $16,500.

Signatures, page II-6

4.	Please revise to identify the person signing in the capacity of Principal Accounting Officer.

Answer:
We have revised the Registration Statement to reflect that Barry Kaye, our Principal Financial Officer has also signed the Registration Statement in his capacity as the Company’s Principal Accounting Officer.

Exhibit 5.1

5.	We note the opinion of counsel refers to warrants to be sold by the selling shareholders. Please file a revised opinion that opines on the shares of common stock to which the offering relates.

Answer:	Our counsel has revised its opinion to reflect that our counsel is opining on the shares of common stock relating to the offering of the shares of the Company’s common stock.

Additionally, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By: /s/ George J. Coates
GEORGE J. COATES